WESTMORELAND COAL COMPANY

14th Floor, 2 North Cascade Avenue, Colorado Springs, CO 80903
Phone: (719) 442-2600 • Fax: (719) 448-5824 or 5825

By electronic transmission

April 25, 2005

Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention: Donald F. Delaney

Re: Westmoreland Coal Company
2004 Form 10-K filed March 16, 2005
File No. 001-11155

Ladies and Gentlemen:

This letter acknowledges your phone call to me on April 21, 2005 regarding overburden removal costs and the disclosure of our accounting policy in the Summary of Significant Accounting Policies in the Notes to the Consolidated Financial Statements in our Form 10-K for the year ended December 31, 2004. You informed us that the AICPA International Practices Task Force provided certain guidance for "deferral of post-production stripping costs" at their meeting of November 25, 2002.

Westmoreland does not defer stripping costs using a life-of-mine accounting model as described in the guidance. However, we will review the guidance provided and comply with the guidance to the extent applicable to our accounting model and operations. In addition, Westmoreland will clearly disclose what our deferral method is. I understand that the Securities and Exchange Commission is allowing Westmoreland to revise its disclosures as necessary in future filings beginning with our Form 10-K for the year ending December 31, 2005. I also understand that the Securities and Exchange Commission would only require Westmoreland to amend its 2004 Form 10-K if such an amendment is appropriate given our accounting model and operations and if Westmoreland either completes its pending Form S-1 registration statement during 2005 or files a new Form S-1 registration statement during 2005.

Please advise me should you have further questions.

Sincerely,

WESTMORELAND COAL COMPANY

Ronald H. Beck

By: Ronald H. Beck
Vice President of Finance and Treasurer